Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

The Weizmann Institute of Science Deploys RiT Technologies
PatchView+™ IIM System

PatchView+ is being used to manage a complex inter-connect network environment

Tel Aviv, Israel – February 25, 2014 – RiT Technologies (NASDAQ: RITT), the leader in intelligent infrastructure management, today announced that The Weizmann Institute of Science in Israel has deployed RiT’s PatchView+™ IIM (Intelligent Infrastructure Management) solution as part of its network upgrade program to manage its physical infrastructure, enhance network security, streamline maintenance and improve network utilization.

The Weizmann Institute of Science deployed PatchView+ in a dense inter-connect network environment to provide the following:

-	Real-time database of infrastructure components for report generation.
-	Automated and streamlined work orders and provisioning of new equipment,
-	Future integration with an Oracle billing system,
-	Enhanced security at the physical and logical network level.

Mr. Ofer Aaronson, The Weizmann Institute of Science’s Head of IT Infrastructure Branch commented, “PatchView+ is a valuable tool in optimizing our physical infrastructure, for automating billing and the provisioning processes; and for cutting down maintenance overhead. The combination of these benefits translates into a more efficient and effective network environment:  we can now track the actual usage of the network and eliminate time consuming manual work procedures.

“In addition, PatchView+ adds another important layer to our physical security by alerting us to any unintended changes on the patch panels. PatchView+ is also an important complement to our anti-malware system, pinpointing the physical location of endpoints infected with malware, and giving us enough time to act quickly to prevent it from spreading through the network.

“PatchView+ is the ideal solution for The Weizmann Institute of Science’s new state-of-the-art network infrastructure,” commented Mr. Motti Hania, RiT’s CEO. “We are pleased that the system has already begun enhancing productivity and are confident that it will enable long-term savings in infrastructure, resources and management overhead.”

About PatchView+™
PatchView+ enables network and data centers to automatically manage all components of the network infrastructure, no matter how large or complex.  Uniquely identifying every piece of network equipment, PatchView+ builds a comprehensive database of the entire physical infrastructure and keeps it accurate in real-time.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Combined with RiT’s CenterMind™ Software, PatchView+ provides managers with a comprehensive real-time of view of all assets; pinpointing visually and through reports and alerts the status of each and every device in each cabinet.

PatchView+ enables IT personnel to monitor and control each device, conduct automated guided work orders, quickly identify points of failure in cases of downtime, and produce fully optimized provisioning for new equipment.

PatchView+ can be deployed in both inter-connect, cross-connect or mixed topologies, on either copper or fiber infrastructure; and has been optimized for cost, performance and ease-of-use.

About RiT Technologies
RiT is a leading provider of cabling, DCIM and IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our DCIM and IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

About The Weizmann Institute of Science
The Weizmann Institute of Science is one of the world’s leading multidisciplinary research institutions, with five faculties: Mathematics and Computer Science, Physics, Chemistry, Biochemistry and Biology. The Institute has created over 50 multidisciplinary institutes and centers that stimulate activity in a multiplicity of fields, including brain research, cancer research, nanotechnology, renewable energy sources, experimental physics, environmental studies, the study of autoimmune diseases, plant sciences, photosynthesis, genetics and others.  For more information, please refer to www.weizmann.ac.il.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss possible accelerated growth in UK we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com